AG ACQUISITION GROUP III, INC.

625 N. Flagler Drive, Suite 600

West Palm Beach, FL 33401

September 28, 2021

CORRESPONDENCE FILING VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	AG Acquisition Group III, Inc.
Registration Statement on Form 10-12G
Initially Filed August 13, 2021
File No. 000-56326
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

AG Acquisition Group III, Inc. (the “Company”) hereby respectfully requests that the staff of the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced Registration Statement on Form 10-12G to 4:00 p.m. (Eastern Time) on September 30, 2021, or as soon as practicable thereafter.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
AG ACQUISITION GROUP, INC.
/s/ Laura Anthony
Laura Anthony
Chief Financial Officer

Please contact Laura Anthony, Esq. at (561) 514-0936 if you have any questions regarding this request.

cc:	William Demarest/U.S. Securities and Exchange Commission
Brigitte Lippman/U.S. Securities and Exchange Commission
Jennifer Monick/U.S. Securities and Exchange Commission
Melanie Singh/U.S. Securities and Exchange Commission
Howard Gostfrand/AG Acquisition Group III, Inc.